EXHIBIT 20.5


NewMarket Technology, Inc. Discusses Management Infrastructure Overview

CEO Announces Management Depth Development to Support Operational Growth

Dear Fellow Shareholders -

NewMarket's stock performance in 2005 has so far been disappointing. With the Company reporting profitable revenue in the first six months of the year equal to 80% of last year's total revenue, shareholders might expect better stock price appreciation. Looking forward, NewMarket has recently announced a number of large contracts that will result in substantially increased revenues in the second half of the year over the $20 million reported in the first half of the year. Nevertheless, the share price has still not responded positively.

Shareholder confidence is undoubtedly challenged. Speculation as to why the market is not rewarding the Company and our shareholders for our obvious progress has understandably ensued.

Rather  than  address  each   speculative   suggestion   as  to  the   Company's
disappointing   stock   performance   this  year,  I  would  otherwise   suggest
shareholders consider the overall stage of NewMarket's development. In hindsight, I believe 2005 will be seen as a transition year for NewMarket. The Company is in the process of transitioning from an entrepreneurial and founder-managed organization into a professionally managed company.

While we did expand management in 2004, acquisitions and business development funding were our first priority. By the end of 2004, we had secured a $5 million funding commitment intended primarily to fund developing management depth and to support new managers' departmental budgets. Unfortunately, the $5 million funding agreement fell into a dispute that lasted over six months and preventing an alternative funding agreement to support the original management expansion plan.

Alternatively, we expanded our Board of Directors to provide the Company with a senior and very active oversight function. Mike Tinsley, a tenured executive with a leading management consulting firm, and Bruce Noller, a senior financial consultant, have both been added to the NewMarket Board of Directors. During the first half of 2005, the Board has thoroughly reviewed the Company's process and procedures and taken action to standardize key business functions. The Board



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provides close oversight on these  standardized key functions and is also taking responsibility to define and hire key management to take daily responsibility for these key functions. While the Company has yet to build key management as quickly as planned prior to the $5 million funding cancellation, key management is nevertheless being integrated, just over a longer period of time than originally anticipated.

The current management team today is lighter than optimal. Some of the delays in anticipated benchmark events (and these are only delays) are, in part, due to the lack of management depth, but this weakness is being addressed.

I believe the current share price weakness may well be a reflection of the market's reaction to the currently light management team and the resulting delays. It is the Company's challenge to overcome the market's doubt by installing a world-class management team. In the meantime, the Company must communicate the strengths of the interim management solution and the transition plan.

NewMarket continues to grow at a very healthy pace through acquisition and, increasingly, through organic growth of the Company's acquisitions that have been under the NewMarket corporate umbrella for the past year. The extraordinary costs associated with multiple Merger and Acquisition activity have already been expensed and those acquisitions are now contributing revenue and income to NewMarket, promising greater Return on Investment (ROI) as measured by Net Income. This time last year, we were reaching for a 2004 revenue goal of $24 million after multiple increases in that goal during 2004. Now we are clearly having the best year ever in our corporate history, with substantial increases in revenue, profit, geographic reach, and operational activity over 2004. And, in January 2006, NewMarket will begin the year with a much higher recurring revenue foundation.

The business model implemented three years ago at a struggling Voice over Internet Protocol (VoIP) company that has become NewMarket today was inspired out of a passion for building a flourishing environment for continuously and systematically launching, fostering and growing the next generations of technology innovation. That founding passion continues by the progress we have made at NewMarket. In combination with our stronger than ever operational foundation, I am confident NewMarket will see its way through this period of disappointing stock performance.

I encourage shareholders to contact the Company to learn more about our Board of Directors and management transition plans. Please either email or call Rick Lutz at lcgroup@mindspring.com or 404.261.1196.

Thank you for your ongoing support,
Philip Verges
CEO and Chairman
NewMarket Technology Inc




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Mike Tinsley  (Director and Chair of the  Restructuring  Committee)  Currently a
partner at Corporate Revitalization Partners, LLC. Mr. Tinsley has more than 20 years of operational experience at the CEO level. Mr. Tinsley brings to the Board a wealth of experience in corporate restructuring and senior management oversight. He also brings to the Board a fresh perspective with a diverse industry background, most of which is outside the technology industry. Given that NewMarket's' business strategy includes the acquisition of distressed systems integration firms, Mr. Tinsley's previous 12 years where he has focused his efforts on turn around opportunities is a valuable asset to the Company. Mr.
Tinsley's  industry   experience  includes   packaging,   apparel,   foodservice
equipment, retail fixture, point of purchase display, visual merchandising, materials handling and storage, analog/digital measurement systems, printing
services,    media,    chemical,    retail   services,    affinity    marketing,
construction/erosion  control and custom software development.  Mr. Tinsley also
has  international  experience  with  previous  management   responsibility  for
operations in the United States, Canada, Mexico, England, Ireland, France and China.

Bruce Noller (Board Member and Chair of the Finance Committee) Currently the President of Noller & Associates, Inc., Mr. Noller brings to the Board over 25 years of Financial, Operational and Marketing experience. Before he founded his own firm in 1994, he served as Vice President for Integrated Control Systems, a worldwide management consulting firm. During that time, Mr. Noller proposed and oversaw engagements with a variety of industries including healthcare, distribution, manufacturing, retail, banking, insurance, mining and telecommunications. With an approach that emphasizes implementation with measurable results, Mr. Noller's current firm focuses on improving existing financial and management systems. Mr. Noller has international management consulting experience in Singapore, Malaysia, China, Canada, Latin America and Europe.





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